SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIED BANCSHARES, INC.

(Name of Issuer)

ALLIED BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

___________________

(CUSIP Number of Class of Securities)

T. Treadwell Syfan

Stewart, Melvin & Frost, LLP

200 Main Street, Suite 600

P. O. Box 3280

Gainesville, GA  30503

(770) 536-0101

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.

[x]

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.

The filing of a registration statement under the Securities Act of 1933.

c.

A tender offer.

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transactional Valuation*	Amount of Filing Fee**
$1,848,082.24	$217.52

* Estimated maximum exchange valuation is based on the book value per share ($8.87) of preferred stock to be exchanged in the reclassification transaction for each share of Alliance Bancshares common stock owned by shareholders with 1,000 or fewer shares; the estimated maximum exchange valuation is equal to the product obtained by multiplying (A) $8.87 by (B) the total number of shares of common stock (208,352) owned by all such shareholders of record in each such shareholder's account immediately prior to the reclassification exchange of preferred stock for such common stock.

** Determined pursuant to Rule 0-11 (b)(2) by multiplying $1,848,082.24 by 0.0001177000.

[     ]

Check Box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

Filing Party:

Form or Registration No.:

Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

STATEMENT

This Amendment No. 1 to Schedule 13E-3 is being filed by Allied Bancshares, Inc., a Georgia corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  The Board of Directors of Allied Bancshares has elected not to go forward with the reclassification of certain shares of its common stock at this time.  Consequently, the reclassification transaction has been terminated at this time, and the approval by the board of the proposed amendments to the Articles of Incorporation of Allied Bancshares has been revoked.  The proposed special meeting of the shareholders of Allied Bancshares will not be held, and the proxy materials regarding the proposed meeting were not sent to the shareholders.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005	Allied Bancshares, Inc. /s/Andrew K. Walker By: Andrew K. Walker Title: President and Chief Executive Officer

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